The Vantagepoint Funds
777 N. Capitol Street, NE
Washington, D.C. 20002
April 24, 2014
BY EDGAR
Deborah O’Neal-Johnson
Senior Counsel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	The Vantagepoint Funds File Nos. 333-60789 and 811-08941
Dear Ms. O’Neal-Johnson:
     On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Securities and Exchange Commission (the “Commission”) you provided to us in a telephone call on March 31, 2014 with Mayer Brown LLP, counsel to the Fund (“Staff Comments”). This correspondence is being filed in electronic format today with the Commission. Our responses are also being incorporated into Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 333-60789) and Post-Effective Amendment No. 54 to the Registration Statement under the Investment Company Act of 1940 (File No. 811-08941) (the “Amended Registration Statement”) that is expected to be filed on or about April 28, 2014 with the Commission.
     This letter is submitted to respond on a point-by point basis to the Staff Comments. Each of the Staff Comments is set forth below and is followed by the Fund’s response (with page references to the Amended Registration Statement, as applicable). For your ease of reference we have attached copies of the relevant pages from the Amended Registration Statement reflecting the revisions noted.
STAFF COMMENTS FOLLOWED BY FUND RESPONSES
PROSPECTUS
Low Duration Bond Fund
1.	Please confirm that the Low Duration Bond Fund’s investments in floating rate loans may be up to 10% of its net assets.
Response:
     As stated on page 1 of the Prospectus, the Low Duration Bond Fund may invest up to 10% of its net assets in floating rate loans.

Ms. O’Neal-Johnson
Securities and Exchange Commission

High Yield Fund
2.	Please provide a copy of the High Yield Fund’s completed Fund Fees & Expenses table in advance of the effective date of the Amended Registration Statement.
Response:
     A copy of the High Yield Fund’s completed Fund Fees & Expenses table on page 8 of the Prospectus is attached to this letter.
3.	Please confirm whether unrated securities are included in the High Yield Fund’s policy to invest at least 80% of its net assets in high yield fixed income securities and other instruments that are rated below investment grade (it’s “80% Policy”).
Response:
     Unrated securities are not included in the High Yield Fund’s 80% Policy. However, the High Yield Fund may invest up to 20% of its net assets in, among other things, unrated high yield fixed income securities and other instruments that the Fund’s subadviser determines are below investment grade in quality.
In light of the staff’s comment, the description of the High Yield Fund’s principal investment strategies in its summary prospectus was revised to better clarify this point. Please see page 8 of the Prospectus.
4.	Please confirm that description of the High Yield Fund’s principal investment strategies in its summary prospectus reflects the summarization requirements of Item 4 in Form N-1/A.
Response:
     After consideration of the staff’s comment, the description of the High Yield Fund’s principal investment strategies in its summary prospectus was revised to further summarize the disclosure. Please see page 8 of the Prospectus.
5.	Should the High Yield Fund utilize credit default swaps, please confirm that the notional value of the credit default swap will be covered for purposes of Section 18 of the Investment Company Act of 1940.
Response:
     The High Yield Fund’s treatment of credit default swaps for purposes of Section 18 is dictated by the Fund’s Derivatives Policies and Procedures which require all series of the Fund utilizing credit default swaps to “cover” the notional value of, or meet statutory asset coverage requirements for, the credit default swap.

Ms. O’Neal-Johnson
Securities and Exchange Commission

Restatement of Fees and Expenses
6.	For series that have a footnote to their Fund Fees & Expenses table stating that fees and expenses have been restated to reflect current fees and expenses, please state whether fees increased or decreased to result in this restatement.
Response:
     The management fees and total annual fund operating expenses for the Equity Income Fund and Diversifying Strategies Fund were restated to reflect decreases in their respective subadvisory fees (part of the Management fees).
     In addition, the other expenses for the Investor/Investor M Share classes of certain Fund series and the Class I/Class II Share classes of the Index Funds were restated to reflect the current annualized amounts of these expenses. On March 1, 2013, each Fund series (other the Diversifying Strategies Fund) introduced a new T or TM Share class, which resulted in changes to the share class structure and asset levels of each Fund series as existing shareholders may have either transitioned or moved to the new T/TM Share classes from the existing (legacy) share classes of each Fund series. As such, the non-restated other expenses amounts for the Investor/Investor M Shares classes and Class I/Class II Shares classes reflect periods where both share class structures (the legacy and revised structures) were in place in 2013, the Fund’s most recent fiscal year. Therefore, the other expenses and total annual fund operating expenses for the Investor/Investor M Share classes and Class I/Class II Share classes of certain Fund series were restated (where needed) so that they would reflect such expenses under the Fund’s current share class structure and under the current asset levels of such share classes.
     Lastly, the acquired fund fees and expenses for the Model Portfolio and Milestone Funds were also restated to reflect decreases in the subadvisory fees of the underlying series in which the Model Portfolio Funds and Milestone Funds invest.
Index Funds Fee Waivers
7.	Please confirm that a copy of the fee waiver agreement between Vantagepoint Transfer Agents, LLC (“VTA”) and the Fund in connection with the Index Funds was previously filed as an exhibit to the Registration Statement.

Ms. O’Neal-Johnson
Securities and Exchange Commission

Response:
     The fee waiver agreement between VTA and the Fund for the Index Funds was previously filed on March 1, 2013 as exhibit (h)(12) in Post-Effective Amendment No. 44 to the Registration Statement. A hyperlink to this exhibit on EDGAR is provided below.
http://www.sec.gov/Archives/edgar/data/1066980/000095012313001450/b30219a1exv99wxhyx12y.htm.
8.	Please state whether the Fund has a recapture agreement in place with VTA that would permit VTA to recapture its waived fees from the Index Funds should the annual VTA fees for these series fall below 0.05%.
Response:
     There is no fee waiver recapture agreement in place between VTA and the Fund for the Index Funds.
Model Portfolio Funds and Milestone Funds
9.	Please add references to “junk bonds” near the disclosure related to high yield securities in the Form N-1/A Item 9 disclosure for the Model Portfolio Funds and Milestone Funds in the Prospectus.
Response:
     References to “junk bonds” have been added to the Form N-1/A Item 9 disclosure for the Model Portfolio Funds and Milestone Funds. Please see page 134 of the Prospectus as an example.
Management of the Funds
10.	For the listing of the total advisory and subadvisory fees paid by each series of the Fund (on a percentage basis) for the fiscal year ended December 31, 2013, consider adding the total annual advisory and subadvisory fees that will be paid by the High Yield Fund going forward following commencement of its operations.
Response:
     The footnote for the High Yield Fund on page 154 of the Prospectus was revised to include the total estimated annual advisory and subadvisory fees to be paid by the Series (on a percentage basis) following its May 1, 2014 effective date.

Ms. O’Neal-Johnson
Securities and Exchange Commission

The Fund’s Concentration Policies
11.	Please note that, with respect to concentration, the Fund should look through any affiliated funds; and, to the extent the Fund can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration. For example, if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, the Fund should consider that 25% of its assets in that fund would be in the industry.
Response:
     Currently, the Model Portfolio Funds and Milestone Funds are the only Fund series that invest in the underlying series of the Fund. The Model Portfolio Funds and Milestone Funds do not invest more than 25% of their net assets in a single industry except to the extent that an underlying series of the Fund, in which a Milestone Fund invests, concentrates in a single industry. None of the underlying series of the Fund are permitted to invest more than 25% of their net assets in a single industry, except for the Index Funds to the extent such industry concentration is a component of an Index Fund’s benchmark.
*                    *                    *                    *
     Any questions regarding the above responses or the Amended Registration Statement should be directed to Amy Ward Pershkow at (202) 263-3336, Catherine Taulbee at (202) 962-4600 ext. 4998, or me at (202) 962-8096.
     Thank you for your attention to this filing.

Very truly yours,

/s/ Angela Montez
Angela Montez
Secretary of The Vantagepoint Funds

FUND SUMMARIES

Low Duration Bond Fund

Investment Objective
To seek total return that is consistent with preservation of capital.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Transaction fees (All share classes)		None

Annual Fund Operating Expenses
(expenses that you pay each
year as a percentage		Investor
of the value of your investment)	T Shares	Shares

Management fees	0.24%	0.24%
Other expenses	0.15%	0.40%[1]
Total annual fund operating expenses	0.39%[2]	0.64%[1]

[1]	Fees and expenses have been restated to reflect current fees and expenses.

[2]	Total annual fund operating expenses are annualized.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years

T Shares	$40	$125	$219	$493
Investor Shares	$65	$205	$357	$798

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the fiscal year ended December 31, 2013, the Fund’s portfolio turnover rate was 64% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund invests, under normal circumstances, at least 80% of its net assets in bonds and other fixed income securities of varying maturities, and normally invests at least 65% of its net assets in bonds and other fixed income securities with more than one year to maturity. The Fund seeks to maintain a portfolio effective duration of no greater than three years. Effective duration is a measure of the expected change in value of a fixed income security for a given change in interest rates, and takes into account that expected cash flows will fluctuate as interests rate change. For example, the value of a fixed income security with an effective duration of two years would be expected to decline around 2% if interest rates rose by 1%. Conversely, the value of the same fixed income security would be expected to increase around 2% if interest rates fell by 1%.

Investments selected by the Fund’s subadvisers are based on their analysis of securities, sectors, and anticipated changes in interest rates. To provide return opportunities, the Fund invests in fixed income securities that the Fund’s subadvisers believe offer attractive yields and are priced below fair market value relative to securities of similar credit quality and interest rate sensitivity.

The Fund’s investments in fixed income securities may include:

•	securities issued or guaranteed by the U.S. Government or foreign governments and their agencies or instrumentalities, or supra-national organizations (such as the World Bank);
•	securities issued by U.S. or foreign companies;
•	U.S. and foreign mortgage-backed securities;
•	U.S. and foreign asset-backed securities; and
•	municipal securities.

The Fund generally invests in investment grade fixed income securities (i.e., securities rated within the four highest grades by Standard & Poor’s, Moody’s Investors Service, Inc. (“Moody’s”), or Fitch Ratings (“Fitch”) or unrated securities that the Fund’s subadvisers determine are of comparable quality). The Fund may invest up to 10% of its net assets in securities that are rated below investment grade (commonly known as “high yield securities” or “junk bonds”), which are securities rated below the four highest grades by Standard & Poor’s, Moody’s, or Fitch or are unrated securities that the Fund’s subadvisers determine are of comparable quality. In addition, the Fund may invest up to 10% of its net assets in floating rate loans. However, the Fund limits its investments in (i) high yield securities and (ii) floating rate loans so that, taken together, they equal no more than 10% of the Fund’s net assets.

The Fund may invest up to 30% of its net assets in foreign securities. The Fund primarily invests in securities that are denominated in the U.S. dollar, but can invest up to 10% of its net assets in securities that are denominated in foreign currencies.

The Fund also may invest up to 10% of its net assets in derivative instruments. The Fund’s subadvisers may use futures, options, and swap agreements to manage risk or obtain or adjust investment exposure. The Fund’s subadvisers also may use forward currency contracts to obtain or adjust investment exposure or to manage foreign currency risks. The Fund’s investments in credit default swaps, if any, will be less than 5% of the Fund’s net assets.

1

High Yield Fund

Investment Objective
To seek current income and capital appreciation.

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Transaction fees	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage
of the value of your investment)

Management fees	0.78%
Other expenses[1]	0.22%
Total annual fund operating expenses	1.00%

[1]	Other expenses are based on estimated amounts for the current fiscal year.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years

$102	$318

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. Since the Fund commenced operations on May 1, 2014, the portfolio turnover rate is not available.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund invests, under normal circumstances, at least 80% of its net assets in high yield fixed income securities and other instruments that are rated below investment grade. For purposes of this 80% policy, the Fund considers a below investment grade rating to be a rating that is below the four highest grades by Standard & Poor’s, Moody’s Investors Service, Inc., or Fitch Ratings. Below investment grade securities are commonly referred to as “junk bonds.” These investments may include the following:

•	U.S. or foreign corporate fixed income securities;
•	U.S. or foreign floating rate loans;
•	U.S. or foreign mortgage-backed securities;
•	U.S. or foreign asset-backed securities;
•	Municipal securities;
•	Fixed income securities issued or guaranteed by foreign governments or their agencies or instrumentalities, or supra-national organizations; and
•	U.S. or foreign convertible fixed income securities.

The Fund’s fixed income investments may be of any maturity.

The Fund’s investments in floating rate loans may not exceed 30% of the Fund’s net assets.

The Fund also may invest up to 20% of its net assets in:

•	Securities and instruments of any type that are not considered to be below investment grade; and

•	Unrated securities and instruments of the types listed above that the Fund’s subadviser(s) determines are below investment grade in quality.

The Fund may invest no more than 50% of its net assets in foreign securities or other foreign instruments. In addition, the Fund may invest no more than 30% of its net assets in securities or other instruments of issuers located in emerging market countries (these investments are also subject to the 50% limit above). The Fund primarily invests in U.S. dollar denominated instruments.

The Fund also may invest up to 20% of its net assets in derivative instruments. The Fund’s subadviser may use forwards, futures, options, swap agreements, and swaptions to manage risk or to obtain or adjust investment exposure. The Fund’s investments in credit default swaps, if any, will be less than 5% of the Fund’s net assets.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund’s principal investment risks are summarized below:

High Yield Securities Risk—Securities that are rated below “investment grade” (commonly known as “high yield securities” or “junk bonds”) or, if unrated, are considered by a subadviser to be of equivalent quality, are speculative and involve a greater risk of default than “investment grade” securities. The values of these securities are particularly sensitive to changes in issuer creditworthiness, and economic and political conditions. The market prices of these securities may decline significantly in periods of general economic difficulty, may be harder to value, and may be less liquid than higher rated securities.

Credit Risk—An issuer of a fixed income security may be unable or unwilling to make payments of principal or interest to the

8

Multi-Strategy Fund	Allocation Range

Vantagepoint Diversifying Strategies Fund	4%-14%

Subject to the supervision of the Fund’s Board of Directors, VIA may, at its discretion, increase or decrease the target allocations to the underlying funds within the above-stated ranges and also within the stated asset class allocations to fixed income and equity funds and a multi-strategy fund. All percentages referred to above are based on the Fund’s net assets.

The underlying Vantagepoint Funds’ fixed income holdings are mainly a diversified mix of securities of varying maturities, including U.S. and foreign government and agency securities, inflation-adjusted securities, and investment grade or high yield securities, such as corporate bonds, mortgage-backed securities, and asset-backed securities. Investment grade securities are securities rated within the four highest grades by Standard & Poor’s (at least BBB), Moody’s (at least Baa), or Fitch (at least BBB), or are unrated securities that the underlying Funds’ subadvisers determine are of comparable quality. High yield securities (commonly referred to as “junk bonds” or below investment grade securities) are securities or instruments rated below investment grade by Standard & Poor’s, Moody’s, or Fitch, or are unrated securities that the Funds’ subadvisers determine are of comparable quality. The underlying Vantagepoint Funds’ fixed income holdings are generally intended to provide current income.

The underlying Vantagepoint Funds’ equity holdings are mainly large-, mid- and small-capitalization U.S. equity securities and larger-capitalization equity securities of issuers located in developed foreign countries, but may have some exposure to issuers located in emerging market countries, and are generally intended to provide long-term growth of capital.

The holdings of the underlying third party ETF(s) are primarily equity securities of issuers located in emerging market countries.

The Vantagepoint Diversifying Strategies Fund makes up the multi-strategy fund allocation for the Conservative Growth Fund and is used to seek to enhance diversification. The Vantagepoint Diversifying Strategies Fund employs multiple investment strategies to seek long-term growth of capital, with lower volatility over time than that of stocks in general and a risk/return profile different from that of traditional asset classes, such as stocks and fixed income securities, which are represented by other underlying funds. In combination, the Vantagepoint Diversifying Strategies Fund’s investment strategies seek to provide investment exposure to U.S. and foreign convertible securities, stocks, fixed income securities, and REITs through direct investments or through the use of derivative instruments.

The Fund invests in T Shares of the underlying Vantagepoint Funds.

Model Portfolio Traditional Growth Fund

Investment Objective—To offer moderate capital growth and reasonable current income.

Principal Investment Strategies—The Fund invests in a combination of other Vantagepoint Funds and one or more third party ETFs to seek to obtain exposure to approximately 34% fixed income investments, 54% equity investments, and 12% multi-strategy investments. Multi-strategy investments generally include asset classes and strategies that seek to provide additional diversification from traditional stocks and bonds. Examples may include convertible securities, derivative-based strategies, and REITs, among others.

The Fund’s investment strategy is implemented by investing in the following funds at target allocations within the ranges indicated:

Fixed Income Funds	Allocation Range

Vantagepoint Low Duration Bond Fund	5%-15%
Vantagepoint Core Bond Index Fund	11%-21%
Vantagepoint Inflation Focused Fund	0%-8%
Vantagepoint High Yield Fund	0%-10%

Equity Funds	Allocation Range

Vantagepoint Equity Income Fund	6%-16%
Vantagepoint Growth & Income Fund	6%-16%
Vantagepoint Growth Fund	4%-14%
Vantagepoint Select Value Fund	0%-10%
Vantagepoint Aggressive Opportunities Fund	0%-8%
Vantagepoint Discovery Fund	0%-8%
Vantagepoint International Fund	6%-16%
Third Party Emerging Markets ETF	0%-5%

Multi-Strategy Fund	Allocation Range

Vantagepoint Diversifying Strategies Fund	7%-17%

Subject to the supervision of the Fund’s Board of Directors, VIA may, at its discretion, increase or decrease the target allocations to the underlying funds within the above-stated ranges and also within the stated asset class allocations to fixed income and equity funds and a multi-strategy fund. All percentages referred to above are based on the Fund’s net assets.

The underlying Vantagepoint Funds’ fixed income holdings are mainly a diversified mix of securities of varying maturities, including U.S. and foreign government and agency securities, and investment grade or high yield securities, such as corporate bonds, mortgage-backed securities, and asset-backed securities. Investment grade securities are securities rated within the four highest grades by Standard & Poor’s (at least BBB), Moody’s (at least Baa), or Fitch (at least BBB), or are unrated securities that the underlying funds’ subadvisers determine are of comparable quality. High yield securities (commonly referred to as “junk bonds” or below investment grade securities) are securities or instruments rated below investment grade by Standard & Poor’s, Moody’s, or Fitch, or are unrated securities that the Funds’ subadvisers determine are of comparable quality. The underlying Vantagepoint Funds’ fixed income holdings are generally intended to provide current income.

The underlying Vantagepoint Funds’ equity holdings are mainly large-, mid- and small-capitalization U.S. equity securities and larger-capitalization equity securities of issuers located in developed foreign countries, but may have some exposure to

134

Management of the Funds

The investment adviser of the Funds is VIA, 777 North Capitol Street NE, Suite 600, Washington, DC 20002-4240. VIA, has been registered as an investment adviser since 1999, and is a wholly owned subsidiary of ICMA Retirement Corporation (“ICMA-RC”). ICMA-RC was established as a not-for-profit organization in 1972 to assist state and local governments and their agencies and instrumentalities in establishing and administering deferred compensation and qualified retirement plans for their public sector employees. ICMA-RC’s primary advisory client is VantageTrust Company, LLC, trustee of VantageTrust, which was formed to provide for the investment of the retirement plans administered by ICMA-RC on a commingled basis.

As investment adviser to the Funds, VIA supervises and directs each Fund’s investments and continually monitors the performance of the subadvisers. The subadvisers are retained with the assistance of VIA, and day-to-day discretionary responsibility for security and brokerage selection as well as portfolio management rests with the subadvisers. No subadvisers have been retained with respect to the Model Portfolio Funds or Milestone Funds. Accordingly, VIA selects the underlying funds in which the Model Portfolio Funds and Milestone Funds invests.

The Funds pay VIA and their subadvisers fees (as applicable) for managing the Funds’ investments. These fees are calculated as a percentage of a Fund’s assets under management, with the exception of the Diversifying Strategies Fund for which fees to be paid to certain of the Fund’s subadvisers are calculated as a percentage of the Fund’s assets allocated and assigned by VIA to such subadvisers. The following represents total advisory and subadvisory fees paid by the Funds for the fiscal year ended December 31, 2013:

Advisory Fee Paid
as a Percentage of
Funds	Average Net Assets

Low Duration Bond Fund*	0.24%
Inflation Focused Fund*	0.27%
High Yield Fund	N/A **
Equity Income Fund*	0.43%
Growth & Income Fund*	0.39%
Growth Fund*	0.41%
Select Value Fund*	0.57%
Aggressive Opportunities Fund*	0.44%
Discovery Fund*	0.52%
International Fund*	0.57%
Diversifying Strategies Fund*	0.41%
Core Bond Index Fund*	0.06%
500 Stock Index Fund*	0.06%
Broad Market Index Fund*	0.07%
Mid/Small Company Index Fund*	0.07%
Overseas Equity Index Fund*	0.10%
Model Portfolio Conservative Growth Fund	0.10%
Model Portfolio Traditional Growth Fund	0.09%
Model Portfolio Long-Term Growth Fund	0.09%
Model Portfolio All-Equity Growth Fund	0.10%
Milestone Retirement Income Fund	0.10%
Milestone 2010 Fund	0.10%
Milestone 2015 Fund	0.10%
Milestone 2020 Fund	0.10%
Milestone 2025 Fund	0.10%
Milestone 2030 Fund	0.10%
Milestone 2035 Fund	0.10%
Milestone 2040 Fund	0.10%
Milestone 2045 Fund	0.10%
Milestone 2050 Fund	0.10%

*	Consists of advisory fee plus the appropriate subadviser fee(s).

**	This Fund commenced operations on May 1, 2014 and did not pay advisory fees or subadvisory fees for the fiscal year ended December 31, 2013. The High Yield Fund’s total advisory and subadvisory fees as of May 1, 2014 (the Fund’s inception date) is estimated to be 0.78% of average net assets.

The advisory and subadvisory fees charged can be found in the SAI under the heading “Investment Advisory and Other Services.”

Certain Funds’ advisory and subadvisory fee schedules include “breakpoints,” which have the effect of lowering the rate of fees paid to the adviser or a subadviser as the value of the portion of the Fund’s assets managed by the adviser or that subadviser increases. Conversely, when the value of a Fund’s assets managed by the adviser or a subadviser decreases, advisory or subadvisory fees as a percentage of those assets may increase. The amount of a Fund’s assets managed by the adviser or a subadviser may decrease due to a variety of reasons (including as a result of market forces or management actions) such that the Fund no longer qualifies for a breakpoint reduction in fee rates, which would cause the Fund to pay a higher rate of fee to the adviser or a subadviser as determined by the advisory or subadvisory fee schedule. Please see the Funds’ SAI for additional information about VIA’s fee schedule and each subadviser’s fee schedule, including any breakpoints that apply for a particular Fund.

In addition, with respect to the Model Portfolio Funds and Milestone Funds, VIA receives fees from both the Model Portfolio Funds and Milestone Funds, as well as from the underlying Vantagepoint Funds in which they invest.

VIA oversees the subadvisers and recommends to the Funds’ Board of Directors their hiring, termination and replacement. Pursuant to an order issued by the SEC, VIA may hire or change subadvisers who are not affiliated with the Funds or VIA and materially amend subadvisory agreements, with the approval of the Funds’ Board of Directors. Shareholders will be notified of such changes. This notice may occur after the changes take place.

Shareholder approval of a change to a subadvisory agreement is not required unless the change would result in an increase in the overall management and advisory fees payable by the Fund that have been approved by shareholders of such Fund. Shareholders of

154